SEC 1745   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
(02-02) INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.





                                   UNITED STATES              OMB APPROVAL
                        SECURITIES AND EXCHANGE COMMISSION    OMB Number:
                                                              3235-0145
                              WASHINGTON, D.C. 20549          Expires: December
                                                              31, 2005
                                   SCHEDULE 13G               Estimated average
                                  (RULE 13D-102)              burden hours per
                                                              response. . 11




             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                                  NUMEREX CORP.
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                         (Title of Class of Securities)

                                   67053A 10 2
                                 (CUSIP Number)

                                  JULY 12, 2005
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [   ]   Rule 13d-1(b)
   [ X ]   Rule 13d-1(c)
   [   ]   Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  553531104

     1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Potomac Capital Management LLC
              13-3984298

     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (a)     [    ]
            (b)     [    ]

     3.     SEC USE ONLY

     4.     CITIZENSHIP OR PLACE OF ORGANIZATION
              Limited Liability Company formed under the laws of the State of New York

NUMBER OF          5.   SOLE VOTING POWER
SHARES                  0
BENEFICIALLY
OWNED BY           6.   SHARED VOTING POWER
EACH                    850,095 shares
REPORTING
PERSON WITH        7.   SOLE DISPOSITIVE POWER
                        0

                   8.   SHARED DISPOSITIVE POWER
                        850,095 shares

     9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 850,095 shares

     10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            (SEE INSTRUCTIONS)  [     ]

     11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              Approximately 7.46% as of the date of this filing (based on 11,401,691 shares of Class A Common Stock issued and outstanding as of July 8, 2005)

     12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
              HC; OO (Limited Liability Corporation)

     1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Potomac Capital Management Inc.
              13-3984786

     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (a)     [   ]
            (b)     [   ]

     3.     SEC USE ONLY

     4.     CITIZENSHIP OR PLACE OF ORGANIZATION
              Corporation formed under the laws of the State of New York

NUMBER OF          5.   SOLE VOTING POWER
SHARES                  0
BENEFICIALLY
OWNED BY           6.   SHARED VOTING POWER
EACH                    850,095 shares
REPORTING
PERSON WITH        7.   SOLE DISPOSITIVE POWER
                        0

                   8.   SHARED DISPOSITIVE POWER
                        850,095 shares

     9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 850,095 shares

     10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            (SEE INSTRUCTIONS)  [     ]

     11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              Approximately 7.46% as of the date of this filing (based on 11,401,691 shares of Class A Common Stock issued and outstanding as of July 8, 2005)

     12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
              HC; CO

     1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Paul J. Solit

     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (a)     [   ]
            (b)     [   ]

     3.     SEC USE ONLY

     4.     CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S. Citizen

NUMBER OF          5.   SOLE VOTING POWER
SHARES                  0
BENEFICIALLY
OWNED BY           6.   SHARED VOTING POWER
EACH                    850,095 shares
REPORTING
PERSON WITH        7.   SOLE DISPOSITIVE POWER
                        0

                   8.   SHARED DISPOSITIVE POWER
                        850,095 shares

     9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 850,095 shares

     10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            (SEE INSTRUCTIONS)  [     ]

     11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              Approximately 7.46% as of the date of this filing (based on 11,401,691 shares of Class A Common Stock issued and outstanding as of July 8, 2005)

     12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
              IN; HC

ITEM 1.
           (A)  NAME OF ISSUER
                NUMEREX CORP.

           (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
                1600 Parkwood Circle Suite 200
                Atlanta, GA 30339-2119

ITEM 2.
           (A)  NAME OF PERSON FILING
                Potomac Capital Managemet LLC

           (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE 153 E. 53rd Street,
                26th Floor
                New York, New York 10022

           (C)  CITIZENSHIP
                Limited Liability Company formed under the laws of the State of New York.

           (A)  NAME OF PERSON FILING
                Potomac Capital Managemet Inc.

           (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE 153 E. 53rd Street,
                26th Floor
                New York, New York 10022

           (C)  CITIZENSHIP
                Corporation formed under the laws of the State of New York.

           (A)  NAME OF PERSON FILING
                Paul J. Solit

           (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE c/o Potomac Capital Management LLC
                153 E. 53rd Street,
                26th Floor
                New York, New York 10022

           (C)  CITIZENSHIP
                U.S. Citizen

           (D)  TITLE OF CLASS OF SECURITIES
                Class A Common Stock,  no par value

           (E)  CUSIP NUMBER
                67053A 10 2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:
              Not Applicable

           (A) [ ] BROKER OR DEALER REGISTERED UNDER SECTION 15 OF THE EXCHANGE ACT;

           (B) [ ] BANK AS DEFINED IN SECTION 3(A)(6) OF THE EXCHANGE ACT;

           (C) [ ] INSURANCE COMPANY AS DEFINED IN SECTION 3(A)(19) OF THE EXCHANGE ACT;

           (D) [ ] INVESTMENT COMPANY REGISTERED UNDER SECTION 8 OF THE INVESTMENT COMPANY ACT;

           (E) [ ] AN INVESTMENT ADVISER IN ACCORDANCE WITH RULE
                   13D-1(B)(1)(II)(E);

           (F) [ ] AN EMPLOYEE BENEFIT PLAN OR ENDOWMENT FUND IN ACCORDANCE WITH RULE 13D-1(B)(1)(II)(F);

           (G) [ ] A PARENT HOLDING COMPANY OR CONTROL PERSON IN ACCORDANCE WITH RULE 13D-1(B)(1)(II)(G);

           (H) [ ] A SAVINGS ASSOCIATION AS DEFINED IN SECTION 3(B) OF THE FEDERAL DEPOSIT INSURANCE ACT;

           (I) [ ] A CHURCH PLAN THAT IS EXCLUDED FROM THE DEFINITION OF AN INVESTMENT COMPANY UNDER SECTION 3(C)(14) OF THE INVESTMENT COMPANY ACT;
           (J) [ ] GROUP, IN ACCORDANCE WITH RULE 13D-1(B)(1)(II)(J).



ITEM 4.      OWNERSHIP

PROVIDE THE FOLLOWING INFORMATION REGARDING THE AGGREGATE NUMBER AND PERCENTAGE OF THE CLASS OF SECURITIES OF THE ISSUER IDENTIFIED IN ITEM 1.

POTOMAC CAPTIAL MANAGEMENT LLC
POTOMAC CAPITAL MANAGEMENT INC.
PAUL J. SOLIT

   (A)  AMOUNT BENEFICIALLY OWNED:   850,095 shares

   (B)  PERCENT OF CLASS:    Approximately 7.46% as of the date of
        this filing (based on  11,401,691 shares of  Class A
        Common Stock issued and outstanding as of July 8, 2005)

   (C)  NUMBER OF SHARES AS TO WHICH THE PERSON HAS:
        (i)    SOLE POWER TO VOTE OR TO DIRECT THE VOTE    0
        (ii)   SHARED POWER TO VOTE OR TO DIRECT THE VOTE    850,095 shares.
        (iii)  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF    0
        (iv)   SHARED POWER TO DISPOSE OR TO DIRECT THE
               DISPOSITION OF    850,095 shares.


ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
See Exhibit A attached hereto.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not Applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP
Not Applicable.

ITEM 10.     CERTIFICATION
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated this 15th day of July, 2005




                                   POTOMAC CAPITAL MANAGEMENT LLC

                                   By:   /s/ Paul J. Solit
                                        ----------------------------------
                                         Paul J. Solit, Managing Member

                                   POTOMAC CAPITAL MANAGEMENT INC.

                                   By:   /s/ Paul   J. Solit
                                        ----------------------------------
                                         Paul J. Solit, President



                                   PAUL J. SOLIT

                                    By:   /s/ Paul J. Solit
                                        ----------------------------------
                                          Paul J. Solit

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G:

Exhibit A Identification of entities which acquired the shares which are the subject of this report on Schedule 13G

Exhibit B Joint Filing Agreement dated July 15, 2005 among Potomac Capital Management LLC, Potomac Capital Management, Inc. and Paul J. Solit